

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 4, 2007

<u>By U.S. Mail</u>

Mr. Gil Cornblum
Dorsey & Whitney
BCE Place
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1

      Re: **Form 40-F for the Fiscal Year Ended December 31, 2006**
            Filed April 2, 2007 by Yamana Gold
            Form 40-F/A for the Fiscal Year Ended December 31, 2006
            Filed August 20, 2007 by Yamana Gold
            Response Letter Dated August 20, 2007
            Response Letter Dated August 30, 2007
            File No. 001-31880

Dear Mr. Cornblum:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

            Sincerely,

            Jill Davis
            Branch Chief